

16014731



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23411 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. Magnus Oppenheim & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 38th Street / 7th Floor
(No. and Street)

| New York | NY | 10016-0005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim (212) 983-1818
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

| 15565 Northland Drive, Suite 508 | Southfield | MI | 48075 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, E. Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified in Kings County
My Commission Expires April 28, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# E. MAGNUS OPPENHEIM & CO., INC.

## Financial Statements and Supplemental Schedules

## Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

## For the Year-Ended 2015

Contents

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
E. Magnus Oppenheim & Co., Inc.
14 E 38$^{th}$ – 7$^{th}$ Floor
New York, NY 10016-0005

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of E. Magnus Oppenheim & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Supplemental Information has been subjected to audit procedures performed with audit of E. Magnus Oppenheim & Co., Inc. financial statements. Supplemental Information is the responsibility of E. Magnus Oppenheim & Co., Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated

whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

**E. Magnus Oppenheim & Co., Inc.**
**Financial Statements**
**Statement of Financial Condition**
**As of and for the Year-Ended 2015**

| | |
|---|---|
| ASSETS | |
| Current Assets | |
| Checking/Savings | |
| Capital One Bank - Checking | 120.30 |
| Capital One Bank -Savings | 1,000.82 |
| Cash Error Account | 58.36 |
| JP Morgan Chase | -749.75 |
| Total Checking/Savings | 429.73 |
| Other Current Assets | |
| Prepaid Expense | 1,729.69 |
| Sterne, Agee - Clearing Deposit | 15,003.34 |
| Total Other Current Assets | 16,733.03 |
| Total Current Assets | 17,162.76 |
| Other Assets | |
| Advisory Fee Rec - (Union Bank) | 42,408.65 |
| Advisory Fee Rec - Sterne Agee | 51,418.82 |
| Commission Receivable | 7,230.38 |
| Security Deposits | 8,118.75 |
| Total Other Assets | 109,176.60 |
| TOTAL ASSETS | 126,339.36 |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 11,934.92 |
| Total Accounts Payable | 11,934.92 |
| Other Current Liabilities | |
| Accrued Expenses | 6,266.74 |
| Advisory Fee Advances | |

| | |
|---|---|
| Advisory Fee Adv - Other | 17,104.68 |
| Total Advisory Fee Advances | 17,104.68 |
| Total Other Current Liabilities | 23,371.42 |
| Total Current Liabilities | 35,306.34 |
| Total Liabilities | 35,306.34 |
| Equity | |
| Common Stock | 50.00 |
| Distribution of Capital | -857,029.61 |
| Prior Period Adjustment | -18,567.85 |
| Retained Earnings | 954,698.12 |
| Net Income | 11,882.36 |
| Total Equity | 91,033.02 |
| TOTAL LIABILITIES & EQUITY | 126,339.36 |

The accompanying notes are an integral part of these financial statements.

**E. Magnus Oppenheim & Co., Inc.**
**Financial Statements**
**Statement of Operations**
**As of and for the Year-Ended 2015**

| | |
|---|---|
| Ordinary Income/Expense | |
| Income | |
| Advisory Fees - Sterne Agee | 276,446.94 |
| Advisory Fees - Union Bank, N.A | 167,288.68 |
| Commission Income | 115,829.89 |
| Dividend Income | 0.47 |
| Interest Income | 60.41 |
| Total Income | 559,626.39 |
| Gross Profit | 559,626.39 |
| Expense | |
| Bank Fee | 12.00 |
| Dues & Subscriptions | |
| Dues-Fees | 900.00 |
| Subscription | 2,946.07 |
| Wall Street Journal | 413.40 |
| Total Dues & Subscriptions | 4,259.47 |
| Fund Expenses | |
| Custodial Fees | 11,470.18 |
| Fund Accounting Services | 19,144.42 |
| Total Fund Expenses | 30,614.60 |
| Insurance | |
| commercial Pkge | 893.12 |
| Disability Benefits Insurance | 29.70 |
| LTC | 6,504.16 |
| Medical-Executive | 7,256.71 |
| Medical Insurance-Staff | 11,459.82 |
| unemployment Insurance | 170.15 |
| Workers Compensation Ins | 1,879.31 |
| Insurance - Other | 1,122.00 |
| Total Insurance | 29,314.97 |
| Membership Fee | |

| | |
|---|---|
| Amex | 97.87 |
| Total Membership Fee | 97.87 |
| | |
| Miscellaneous | |
| Advertising Expense | 2,452.83 |
| Charity | 2,405.00 |
| Education - Employee | 3,717.00 |
| Payroll Processing Fee | 1,481.15 |
| Promotion | 980.05 |
| Total Miscellaneous | 11,036.03 |
| | |
| Office Expenses | |
| Catering-office | 405.12 |
| Computer Related Expense | 360.00 |
| Office Miscellaneous | 113.95 |
| Postage and Delivery | 196.82 |
| Repair & Maintenance | 755.42 |
| Safe Deposit Box | 489.94 |
| Telecommunications | 3,766.81 |
| Waste Removal & Shredding | 80.25 |
| Total Office Expenses | 6,168.31 |
| | |
| Office Supplies | |
| Stationery/Printing | 1,312.88 |
| Office Supplies - Other | 3,210.19 |
| Total Office Supplies | 4,523.07 |
| | |
| PAYROLL | |
| Bonus | 96,511.00 |
| FUTA Expense | 162.35 |
| Medicare Expense | 4,900.97 |
| Payroll - Officers | 57,236.32 |
| Payroll - Staff | 184,249.91 |
| Payroll -Officer Accrued | -976.05 |
| Payroll Staff-Accrued | -6,082.68 |
| Payroll Taxes Accrued | -659.91 |
| Social Security Expense | 14,592.95 |
| State Unemployment Ins | 457.77 |
| Total PAYROLL | 350,392.63 |
| | |
| Professional Fees | |
| Accounting | 16,675.00 |

| | |
|---|---|
| Legal Fees | 7,111.06 |
| Total Professional Fees | 23,786.06 |
| | |
| Registration & Licenses | |
| Filing Fees | 25.00 |
| Regulatory Fees | 1,500.00 |
| SIPC-6 | 731.00 |
| SIPC-7 | 709.34 |
| Total Registration & Licenses | 2,965.34 |
| | |
| Rent | |
| Power | 1,200.00 |
| R.E. Taxes | 236.00 |
| Rent - Other | 65,907.45 |
| Total Rent | 67,343.45 |
| | |
| Tax | |
| general Corporate | 125.00 |
| Total Tax | 125.00 |
| | |
| Travel & Ent | |
| Local Travel | 2,025.05 |
| Lodging | 3,869.46 |
| Travel | 7,824.40 |
| Travel & Ent - Other | 2,763.32 |
| Total Travel & Ent | 16,482.23 |
| | |
| Total Expense | 547,121.03 |
| | |
| Net Ordinary Income | 12,505.36 |
| | |
| Other Income/Expense | |
| Other Expense | |
| Tax Payments | |
| NYC Dept of Finance | 323.00 |
| NYS Corporation Tax | 300.00 |
| Total Tax Payments | 623.00 |
| | |
| Total Other Expense | 623.00 |
| | |
| Net Other Income | -623.00 |
| | |
| Net Income | 11,882.36 |

The accompanying notes are an integral part of these financial statements.

**E. Magnus Oppenheim & Co., Inc.**
**Financial Statements**
**Statement of Cash Flows**
**As of and for the Year-Ended 2015**

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | 11,882.36 |
| **Adjustments to reconcile Net Income to net cash provided by operations:** | |
| **Prepaid Expense** | -229.69 |
| **Prepaid P/R Taxes** | 3,436.99 |
| **Prepaid Rent** | 5,750.00 |
| **Sterne, Agee - Clearing Deposit** | -1.59 |
| **Accounts Payable** | 6,479.88 |
| **Accrued Expenses** | -700.00 |
| **Accrued Payroll & PR Liab** | -7,035.95 |
| **Advisory Fee Advances:Advisory Fee Adv - Other** | -5,815.69 |
| **Net cash provided by Operating Activities** | 13,766.31 |
| | |
| **INVESTING ACTIVITIES** | |
| **Advisory Fee Rec - (FFB)** | 42,221.28 |
| **Advisory Fee Rec - (Union Bank)** | -<br>42,408.65 |
| **Advisory Fee Rec - Sterne Agee** | -<br>13,719.70 |
| **Commission Receivable** | -3,337.65 |
| **Net cash provided by Investing Activities** | -<br>17,244.72 |
| | |
| **FINANCING ACTIVITIES** | |
| **Distribution of Capital** | -<br>26,000.00 |
| **Net cash provided by Financing Activities** | -<br>26,000.00 |
| | |
| **Net cash increase for period** | -<br>29,478.41 |
| | |
| **Cash at beginning of period** | 29,908.14 |
| **Cash at end of period** | **429.73** |

The accompanying notes are an integral part of these financial statements.

**E. Magnus Oppenheim & Co., Inc.**
**Financial Statements**
**Statement of Changes in Ownership Equity**
**As of and for the Year-Ended 2015**

| | Common Stock | | Paid-in Capital | | Treasury Stock | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January 1, 2015 | $200 | $50 | - | - | - | - | $105,101 | $105,151 |
| Net Income | - | - | - | - | - | - | 11,882 | 11,882 |
| Capital Transactions/Distributions | - | - | - | - | - | - | (26,000) | (26,000) |
| Acc. Other Comprehensive Income | - | - | - | - | - | - | - | - |
| Balance at December 31, 2015 | $200 | $50 | - | - | - | - | $90,983 | $91,033 |

The accompanying notes are an integral part of these financial statements

**E. MAGNUS OPPENHEIM & CO. INC.**
**Notes to Financial Statements**
**Year Ended December 31, 2015**

## 1 Organization and Nature of Business

E. Magnus Oppenheim & Co. Inc. (the Company) is a New York corporation conducting business as an investment advisor and a securities broker dealer. The Company holds no customer funds or securities broker dealer. The company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority – FINRA and SIPIC.

## 2 Significant Accounting Policies

### *(a) Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncement.

### *(d) Accounts Receivable*

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectability of outstanding accounts receivable. Management has at December 31, 2015 and believes they are all collectible. Accounts receivable are not collateralized.

### *(e) Revenue Recognition*

The Company earns commissions from executing and clearing customer transactions in stock and bond markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed or advisory services delivered.

### *(f) Income Taxes*

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the

amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognizable tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognizable tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2015 and there are no open tax years prior to 2011. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2015.

*(g) Advertising and Marketing*

Advertising and marketing costs are expensed as incurred.

*(h) General and Administrative Expenses*
General and administrative costs are expensed as incurred.

*(i) Subsequent Events*

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 22, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require in or adjustment to the financial statements.

*(j) Fair Value Hierarchy*

FASB ASC (820) defines fair value, establishes a framework for measuring fair value, and establishes a fair hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level -1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level – 2 Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuations based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 7 Fair Value"

## 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $38,776, which was $33,776 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0910 to 1.

## 4 Credit Risk and Concentrations

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return LT Fund.

The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000 but not the money market funds. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

## 5 Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified accountant to monitor its activities and resultant asset values.

The Company earned $443,736 in advisory fees during the year. Accounts receivable from the fund at December 31, 2015 was $42,409.

The Company paid its principal shareholder a salary in the amount of $57,236.

The Company contributed $2,405 to the E Magnus Oppenheim Foundation.

**6 Lease**

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC

Rent and other occupancy costs paid to E.O. & R.O. LLC during the year totaled $67,343.

**7 Fair Value**

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

**8 Distributions to Shareholder**

During the year 2015 the company made distributions as a return of capital to its sole shareholder in the amount of $26,000.

**9 Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e) (2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2015 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

**10 Anti-Money Laundering Policies and Procedures**

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2015 the Company had implemented such policies and procedures.

**E. Magnus Oppenheim & Co., Inc.**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended 2015**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Total Stockholder's equity: | | $ | 91,033.00 |
| Nonallowable assets: | | | |
| Prepaids | 1,730.00 | | |
| Other Assets | 50,527.00 | | (52,257.00) |
| Other Charges | | | |
| Haircuts | 0.00 | | |
| Undue Concentration | 0.00 | | (0.00) |
| Net allowable capital | | $ | 38,776.00 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 2,354 .91 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 33,776.00 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 35,306.00 |
| Percentage of aggregate indebtedness to net capital | 91.05% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2015 | $ 38,776.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | 0.00 |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 38,776.00 |
| Reconciled Difference | $ (0.00) |

E. Magnus Oppenheim & Co. Inc.

**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2015**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i). Clearing Firms name is Sterne Agee.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | | |
|---|---|---|
| Balance of such claims at January 1, 2015 | $ - | |
| Additions | - | |
| Reductions | - | |
| Balance of such claims at December 31, 2015 | | $ - |

**EDWARD RICHARDSON, JR., C.P.A.**

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015 AMERICAN

February 22, 2016

Board of Directors
E Magnus Oppenheim & Co., Inc.
14 East 38th Street
7th Floor
New York, NY 10016-0005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) E Magnus Oppenheim & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E Magnus Oppenheim & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) E Magnus Oppenheim & Co., Inc. stated that E Magnus Oppenheim & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. E Magnus Oppenheim & Co., Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E Magnus Oppenheim & Co., Inc. 's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
E Magnus Oppenheim & Co., Inc.
14 East 38th Street
7th Floor
New York, NY 10016-0005

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31 , 2015, which were agreed to by E Magnus Oppenheim & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating E Magnus Oppenheim & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). E Magnus Oppenheim & Co., Inc.'s management is responsible for E Magnus Oppenheim & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $668.07.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, E Magnus Oppenheim & Co., Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 22, 2016